Exhibit 9.1

[Translation from Russian]

Ownership, Control and Voting Agreement

Igor V. Zyuzin, a citizen of the Russian Federation, hereinafter referred to as “Partner 1,” and Vladimir F. Iorich, a citizen of the Federal Republic of Germany, hereinafter referred to as “Partner 2”, together called the “Partners”, agree to the following:

1. The Partners shall, by their joint efforts, complete actions for the acquisition of title to shares, stock, participatory interests, and like forms of participation in enterprises of various sectors of industry and areas of services (the “Assets”) in the Russian Federation and elsewhere (the “Investment Activity”).

2. The Partners shall complete all actions associated with the Investment Activity, obtainment of profits and/or obtainment of other tangible and/or intangible benefits resulting thereform on the basis of parity (50/50) being the fundamental principal in their relations.

3. Neither of the Partners, whether independently or jointly with any third parties, shall take any action or enter into any agreement (i.e., undertake any Investment Activity) that would in any way violate the principle of parity (50/50); provided, however, that no action shall be considered to be a violation of this clause so long as such Partner observes the provisions of this Agreement.

4. If one of the Partners by any reason, in any undertaking, acquires ownership of a greater share than is consistent with the principle of parity, such Partner (the “Holding Partner”) shall hold the ownership of a greater share (the “Interest”) than is consistent with the principle of parity in his own name, but for the account and benefit of the other Partner (the “Beneficiary”) and the Holding Partner shall grant to the Beneficiary an option (Call Option) to purchase the Interest. The purchase price for the Interest at the exercise of the Call Option shall consist of the price paid by the Holding Partner plus all costs and taxes accrued in connection with the acquisition of the Interest. The Call Option has to be exercised within 10 days, following receipt of the notice by the Holding Partner that he acquired ownership in the Interest.

5. During such time as any of the Partners owns a greater share (the Interest) than is consistent with the principle of parity, such Partner shall manage it exclusively in conformity with clause 7.

6. The Partners may combine the Assets into a holding structure on the basis of equal participation therein (50/50).

7.1 In consideration of the principle of parity (50/50), the Partners shall, in the Management of the Assets in relation to any enterprise (the “Asset-Management”), engage in coordinated decision-making in all matters. In the absence of a joint decision on a particular matter of Asset-Management, the Partners shall alienate the Assets in such enterprise as a consolidated block, with subsequent distribution of the income obtained therefrom on an equal basis (50/50).

7.2 All income received by the Partners in any form within the scope of this Agreement shall be subject to distribution between the Partners on the basis of parity (50/50).

7.3 The Partners agree that none of the Assets shall be sold by either Partner without the consent of the other Partner.

7.4 Any assets belonging to either of the Partners prior to the date hereof (see clause 10) shall not be considered part of the Assets and shall not be subject to this Agreement.

7.5 All matters and/or relations between the Partners not reflected in this Agreement shall be regulated according to the principle of parity (50/50).

8. All disputes arising out of or in connection with this Agreement, including disputes on its conclusion, binding effect, amendment and termination, shall be resolved, to the exclusion of the ordinary courts by a three-person arbitral tribunal in accordance with the International Arbitration Rules of the Zurich Chamber of Commerce. The proceedings shall be held in the English language. The decision of the Arbitral Tribunal shall be final, and the Parties waive all challenge of the award in accordance with article 192 of the Swiss Private International Law Statute.

9. This Agreement shall be governed by and construed in accordance with the laws of Switzerland, in particular art. 530 et seq. CO (Swiss Code of Obligations) exclusive of conventions with other nations.

10.	This Agreement shall be effective as of August 1,1995.

/s/ Igor V. Zyuzin	/s/ Vladimir F. Iorich
Igor V. Zyuzin	Vladimir F. Iorich